

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Ms. Georgina Martin
Chief Financial Officer
Cheetah Oil & Gas Ltd.
17 Victoria Road,
Nanaimo, B.C. V9R4N9

>   **Re: Cheetah Oil & Gas Ltd.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed May 15, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 20, 2008**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>   **Filed August 14, 2008**
>   **File No. 000-26907**

Dear Ms. Martin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements, page 22

Report of Independent Registered Public Accounting Firm

1.   We note that Ernst & Young LLP, the successor auditor, relies on the report of
        the predecessor auditor in expressing its opinion on the inception-to-date
        information. However, the predecessor's audit report is not included in the filing.
        As reference is made to the report of a predecessor auditor, the report of the
        predecessor auditor must be included in the filing to comply with Rule 2-05 of
        Regulation S-X.

Statement of Operations

2.   We note that you report $14,235,365 of cumulative loss for the period from
        inception to December 31, 2007. However, you report cumulative loss for the
        same period as $14,085,365 in the statement of cash flows. Please resolve this
        inconsistency.

Statements of Stockholders' Equity

3.   We note that your statements of stockholders' equity include changes from
        December 31, 2004 through December 31, 2007 instead of from the earliest
        period as presented in your filing. Please expand your statements of
        stockholders' equity to include the activity from inception to comply with
        paragraph 11(d) of SFAS 7.

Note 5 – Dilution of Cheetah Oil & Gas (B.C.) Limited

4.   We note that you no longer have a controlling interest in Cheetah Oil & Gas
        (B.C.) Limited ("Cheetah BC"), as of November 30, 2007, as a result of selling
        90% of Cheetah BC to Kepis & Pobe Investments Inc. ("K&P"). You further
        state that you recorded the remaining 10% ownership of Cheetah BC on the cost
        basis because you do not exercise significant influence over Cheetah BC. Tell us
        why you do not report activity associated with the disposal as discontinued
        operations, as would ordinarily be expected, following the guidance in paragraphs
        41 through 45 of SFAS 144. Please identify the factors you have considered, with
        details sufficient to understand the reasons you believe this guidance does not
        apply to you, under the circumstances.

Note 11 – Advance Payable

5.   We note that you entered into agreement to issue common stock to settle
        $233,474 of accrued interest payable on advances. You state that since the
        common stock was not issued by December 31, 2007, the accrued interest payable
        was presented on the balance sheet as "shares to be issued." However, you report
        this item within equity.

        As you may know, we would ordinarily expect that a debtor would derecognize a
        liability if and only if it has been extinguished, based on the criteria set forth in
        paragraph 16 of SFAS 140. Please explain how your classification of accrued
        interest payable as shares to be issued within the equity section is consistent with
        this guidance, if that is your view.

Controls and Procedures, page 23

6.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you filed an
        annual report for the prior fiscal year, it appears you are required to report on your
        management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

7.   We note your statement that management evaluated the effectiveness of the design and operation of your disclosure control and procedures as of end of the period covered by your report. However, you have not disclosed their conclusion, contrary to the guidance in Item 307 of Regulation S-B. Please resolve this disclosure deficiency. Further, given management's failure to report on internal control over financial reporting, if you had concluded that your disclosure controls and procedures were effective as of December 31, 2007, you would need to clarify that because of this failure, you must now conclude that your disclosure controls and procedures were not effective as of year-end.

8.   Please revise your disclosure about changes in internal control over financial reporting as necessary to clarify which of the changes that you describe as having been implemented since October 2006 occurred during the quarter ended December 31, 2007, to comply with Item 308(c) of Regulation S-B.

Exhibits

9.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief